Exhibit 99.3

Interim Management Discussion and Analysis

CONTENTS
About Fortis	1	Liquidity and Capital Resources	13
Key Developments	1	Cash Flow Requirements	13
Performance at a Glance	2	Cash Flow Summary	14
Business Unit Performance	5	Contractual Obligations	15
ITC	6	Capital Structure and Credit Ratings	16
UNS Energy	6	Capital Plan	17
Central Hudson	7	Business Risks	18
FortisBC Energy	8	Accounting Matters	18
FortisAlberta	8	Financial Instruments	19
FortisBC Electric	9	Long-Term Debt and Other	19
Other Electric	9	Derivatives	19
Energy Infrastructure	10	Summary of Quarterly Results	19
Corporate and Other	10	Related-Party and Inter-Company Transactions	20
Non-U.S. GAAP Financial Measures	10	Outlook	20
Regulatory Highlights	11	Forward-Looking Information	21
Financial Position	12	Glossary	22
		Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated October 28, 2021

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2020 Annual Financial Statements and the 2020 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 21. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S.-to-Canadian dollar exchange rates: (i) average of 1.26 and 1.33 for the quarters ended September 30, 2021 and 2020, respectively; (ii) average of 1.25 and 1.36 year-to-date September 30, 2021 and 2020, respectively; (iii) 1.27 and 1.33 as at September 30, 2021 and 2020, respectively; (iv) 1.27 as at December 31, 2020; and (v) 1.25 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 22.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $57 billion as at September 30, 2021. The Corporation's 9,000 employees serve 3.4 million utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2020 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENTS
COVID-19 Pandemic
The Corporation's utilities continue to reliably and safely deliver an essential service during the COVID-19 Pandemic. Developments are continuously monitored with commensurate measures being taken. The Corporation's utilities continue to assess supply chain risk and other potential impacts of the pandemic to ensure that they can continue to provide safe, reliable service while supporting public health.

1	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation continues to assess economic conditions in its service territories and the associated impacts on: (i) energy sales, particularly for UNS Energy and the Other Electric segment as revenue in these segments is not protected by regulatory mechanisms; (ii) the ability of customers to pay their energy bills and the related impact on Operating Cash Flow; (iii) the progress of regulatory proceedings and the ability to recover costs in a timely manner; and (iv) the execution of the 2021 and five-year Capital Plan. The COVID-19 Pandemic did not have a significant impact on energy sales, earnings, EPS, Operating Cash Flow or Capital Expenditures for the nine months ended September 30, 2021 and 2020. As well, ongoing regulatory proceedings continue to progress as anticipated.

There continues to be uncertainty surrounding the pandemic, particularly with respect to the potential emergence of new variants of the virus, the long-term efficacy and global distribution of COVID-19 vaccines, and the impact of vaccine mandates on labour availability or disruption. Potential financial and operating impacts of the COVID-19 Pandemic on Fortis are discussed in the "Significant Items" and "Business Risks" sections of the 2020 Annual MD&A.

U.S. Infrastructure Spending and Tax Proposals
The U.S. government has outlined significant intended infrastructure spending, including investments in transmission, electrification and economic development, as well as electrical grid resilience. Fortis continues to review the spending proposals to assess the impact on its forecast capital investments and energy sales.

Through October 2021, U.S. tax proposals have been drafted including, amongst other things, an increase in the corporate tax rate, amendments to rules associated with international and minimum taxation, and the introduction of a transmission investment tax credit. Proposals continue to evolve and further information is expected in the fourth quarter. Legislation incorporating both the infrastructure spending and tax proposals could be enacted as early as the end of 2021.

In April 2021, the Canadian federal budget was released which proposed changes in relation to interest deductibility and international taxation. There have been no significant updates on these proposals since the Federal election in September 2021, and it is unknown when draft legislation may be available.

Changes in tax legislation could affect the results of operations, financial condition and cash flows of the Corporation. Fortis will continue to assess the impacts as more details on the U.S. and Canadian proposals become available.

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Revenue	2,196	2,121	75	6,865	6,589	276
Common Equity Earnings
Actual	295	292	3	903	878	25
Adjusted (1)	300	302	(2)	919	875	44
Basic EPS ($)
Actual	0.63	0.63	—	1.92	1.89	0.03
Adjusted (1)	0.64	0.65	(0.01)	1.96	1.88	0.08
Dividends paid per common share ($)	0.505	0.4775	0.0275	1.515	1.4325	0.0825
Weighted average number of common shares outstanding (# millions)	472.0	464.9	7.1	470.0	464.4	5.6
Operating Cash Flow	711	686	25	2,190	2,001	189
Capital Expenditures (1)	835	891	(56)	2,555	2,892	(337)
(1)See "Non-U.S. GAAP Financial Measures" on page 10.

2	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to: (i) Rate Base growth; (ii) higher flow-through costs in customer rates; (iii) higher electricity sales, primarily in Western Canada and the Caribbean, partially offset by lower sales in Arizona due to cooler weather; (iv) higher short-term wholesale sales at UNS Energy; and (v) new customer rates, effective January 1, 2021 at TEP. The increase was partially offset by unfavourable foreign exchange of $77 million and $304 million for the quarter and year-to-date periods, respectively. A $40 million favourable base ROE adjustment recognized at ITC in the second quarter of 2020, as a result of the May 2020 FERC Decision, also partially offset the year-to-date increase in revenue.

Earnings and EPS
Common Equity Earnings for the quarter were relatively consistent with the same period in 2020. Growth in Common Equity Earnings was tempered by a lower U.S.-to-Canadian dollar exchange rate, unfavourably impacting earnings by $13 million.

Excluding the impact of foreign exchange, Common Equity Earnings increased by $16 million for the quarter due to: (i) Rate Base Growth; (ii) higher sales, largely associated with favourable weather, and the timing of expenditures at FortisAlberta; (iii) continued recovery in the Caribbean from economic conditions experienced in 2020 associated with the COVID-19 Pandemic; and (iv) an adjustment related to interest rate swaps at ITC. New customer rates effective January 1, 2021 at TEP also contributed to results. The increase in earnings was partially offset by: (i) lower sales in Arizona due to cooler weather; (ii) realized losses on natural gas contracts at Aitken Creek; and (iii) the delay in Central Hudson's ongoing general rate application, which is expected to be concluded in the fourth quarter of 2021.

Common Equity Earnings for the year-to-date period increased by $25 million compared to the same period in 2020. Growth in Common Equity Earnings was tempered by the unfavourable impact of foreign exchange of $45 million and significant one-time items recognized in the second quarter of 2020 of $14 million. The significant items included an adjustment to ITC's base ROE partially offset by the finalization of U.S. tax reform and associated regulations.

Excluding the impact of foreign exchange and the above noted one-time items, year-to-date Common Equity Earnings increased by $84 million. The increase reflected the same factors discussed for the quarter except that, on a year-to-date basis, earnings were higher in Arizona due to new customer rates at TEP, partially offset by lower sales due to cooler weather and higher operating costs.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

For the quarter and year-to-date periods: (i) Adjusted Common Equity Earnings decreased by $2 million and increased by $44 million, respectively; and (ii) Adjusted Basic EPS decreased by $0.01 and increased by $0.08, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 10 for a reconciliation of these measures. The changes in Adjusted Basic EPS for the quarter and year-to-date periods include the unfavourable impact of foreign exchange, as discussed above, and are illustrated in the following charts.

3	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Primarily reflects Rate Base growth and an adjustment related to interest rate swaps
(2)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as higher sales due to favourable weather and the timing of expenditures at FortisAlberta
(3)    Primarily reflects higher sales and earnings in the Caribbean, related to the continued recovery from economic conditions in 2020 associated with the COVID-19 Pandemic
(4)    Average foreign exchange rate of 1.26 in 2021 compared to 1.33 in 2020
(5)    Includes UNS Energy and Central Hudson. Earnings at UNS Energy reflect lower retail electricity sales, driven by cooler weather, partially offset by the impact of new customer rates at TEP effective January 1, 2021. Earnings at Central Hudson reflect the delay in its ongoing general rate application, which is expected to be concluded in the fourth quarter of 2021
(6)    Primarily reflects realized losses on natural gas contracts at Aitken Creek. Contracts were settled during the third quarter of 2021 in consideration of market conditions and favourable forward curves
(7)    Weighted average common shares of 472.0 million in 2021 compared to 464.9 million in 2020
(1)Primarily reflects Rate Base growth and an adjustment related to interest rate swaps
(2)Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as higher sales due to favourable weather and the timing of expenditures at FortisAlberta
(3)Includes UNS Energy and Central Hudson. Earnings at UNS Energy reflect: (i) the impact of new customer rates at TEP; and (ii) the impact of losses on retirement investments recognized in the first nine months of 2020; partially offset by (iii) lower retail electricity sales driven by cooler weather; and (iv) higher operating costs related to planned generation maintenance. Earnings at Central Hudson reflect Rate Base growth and a reduction in costs incurred related to the COVID-19 Pandemic, partially offset by the delay in its ongoing general rate application
(4)Primarily reflects higher earnings in the Caribbean, related to the continued recovery from economic conditions in 2020 associated with the COVID-19 Pandemic
(5)    Average foreign exchange rate of 1.25 in 2021 compared to 1.36 in 2020
(6)    Primarily reflects realized losses on natural gas contracts at Aitken Creek. Contracts were settled during the third quarter of 2021 in consideration of market conditions and favourable forward curves
(7)    Weighted average common shares of 470.0 million in 2021 compared to 464.4 million in 2020

4	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Dividends paid per common share in the third quarter of 2021 were $0.505, up 5.8% from the same period in 2020.

In September 2021, the Corporation declared a fourth quarter common share dividend of $0.535, up 5.9% from its third quarter common share dividend. This marked the Corporation's 48th consecutive year of dividend increases and is in line with Fortis' targeted average annual dividend per common share growth of approximately 6% through 2025.

Growth in dividends and the market price of the Corporation's common shares have together yielded a one-year, three-year, five-year, 10-year and 20-year TSR of 7.1%, 14.3%, 9.9%, 9.5% and 12.8%, respectively.

Operating Cash Flow
The $25 million and $189 million increase in Operating Cash Flow for the quarter and year-to-date periods, respectively, was due to higher cash earnings, largely reflecting Rate Base growth and new customer rates at TEP effective January 1, 2021, partially offset by higher generation maintenance costs at TEP. Favourable changes in regulatory deferrals due to the timing of flow-through costs in customer rates, lower transmission payments at FortisAlberta, and, for the quarter, the timing of carbon and provincial sales tax payments at FortisBC Energy, also contributed to the increase. The increases were partially offset by the lower U.S.-to-Canadian dollar exchange rate in 2021.

Capital Expenditures
Capital Expenditures were $2.6 billion year-to-date September 30, 2021, representing 68% of the 2021 Capital Plan. Capital Expenditures through September 30, 2021 decreased by $0.3 billion compared to the same period in 2020, largely related to the construction of the Oso Grande generating facility at UNS Energy, which was completed in May 2021.

The Corporation's annual $3.8 billion Capital Plan remains on track. Higher forecast capital expenditures for the year are expected to offset the impact of a lower foreign exchange rate.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP financial measures. Refer to "Non-U.S. GAAP Financial Measures" on page 10 and "Capital Plan" on page 17.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2021	2020	FX (1)	Other	2021	2020	FX (1)	Other
Regulated Utilities
ITC	117	101	(5)	21	323	340	(27)	10
UNS Energy	131	144	(8)	(5)	259	257	(19)	21
Central Hudson	9	19	(1)	(9)	54	56	(3)	1
FortisBC Energy	(19)	(21)	—	2	107	101	—	6
FortisAlberta	47	35	—	12	118	100	—	18
FortisBC Electric	12	11	—	1	45	43	—	2
Other Electric (2)	35	33	(1)	3	89	80	(2)	11
	332	322	(15)	25	995	977	(51)	69
Non-Regulated
Energy Infrastructure (3)	(11)	—	—	(11)	(2)	12	—	(14)
Corporate and Other (4)	(26)	(30)	2	2	(90)	(111)	6	15
Common Equity Earnings	295	292	(13)	16	903	878	(45)	70
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)    Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

5	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

ITC	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2021	2020	FX	Other	2021	2020	FX	Other
Revenue (1)	429	415	(22)	36	1,273	1,325	(103)	51
Earnings (1)	117	101	(5)	21	323	340	(27)	10
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods reflected higher flow-through costs in customer rates and Rate Base growth. The year-to-date increase was partially offset by a $40 million favourable base ROE adjustment recognized in the second quarter of 2020 as a result of the May 2020 FERC Decision.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods reflected Rate Base growth and an adjustment related to the amortization of interest rate swaps. The year-to-date increase was partially offset by a $27 million favourable base ROE adjustment as a result of the May 2020 FERC Decision, discussed above.

UNS ENERGY	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Retail electricity sales (GWh)	3,383	3,672	—	(289)	8,353	8,575	—	(222)
Wholesale electricity sales (GWh) (1)	1,490	1,441	—	49	4,534	3,972	—	562
Gas sales (PJ)	2	2	—	—	11	10	—	1
Revenue	716	716	(39)	39	1,794	1,735	(130)	189
Earnings	131	144	(8)	(5)	259	257	(19)	21
(1)    Primarily short-term wholesale sales
Sales
The decrease in retail electricity sales for the quarter and year-to-date periods was due to lower air conditioning load as a result of cooler-than-normal temperatures in the third quarter of 2021 compared to warmer-than-normal temperatures for the same period in 2020.

The increase in wholesale electricity sales for the quarter and year-to-date periods was due primarily to favourable market pricing. Revenue from short-term wholesale sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Gas sales were consistent with the comparable periods in 2020.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to new customer rates effective January 1, 2021 at TEP and higher short-term wholesale electricity sales reflecting favourable pricing and volumes, partially offset by lower retail electricity sales driven by cooler weather. The recovery of higher fuel and non-fuel costs through the normal operation of regulatory mechanisms also contributed to the year-to-date increase.

Earnings
The decrease in earnings, net of foreign exchange, for the quarter was due to lower retail electricity sales driven by cooler weather, partially offset by the impact of new customer rates at TEP.

6	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The increase in earnings, net of foreign exchange, year to date was due to the impact of new customer rates at TEP and losses recognized in 2020 on certain investments that support retirement benefits. The increase was partially offset by lower retail electricity sales driven by cooler weather and higher operating costs related to planned generation maintenance.

Changes in 2020 in the market value of investments that support retirement benefits were driven by financial market volatility associated with the COVID-19 Pandemic. The losses recognized through the first nine months of 2020 were substantially recovered by the end of 2020, but did impact the timing of quarterly earnings.

CENTRAL HUDSON	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Electricity sales (GWh)	1,356	1,421	—	(65)	3,797	3,769	—	28
Gas sales (PJ)	3	4	—	(1)	17	16	—	1
Revenue	225	225	(12)	12	717	711	(52)	58
Earnings	9	19	(1)	(9)	54	56	(3)	1

Sales
The decrease in electricity sales for the quarter was due primarily to lower average consumption by residential customers due to cooler temperatures as compared to the same period in 2020.

The increase in electricity sales year to date was due primarily to higher average consumption by commercial customers as the COVID-19 Pandemic caused the temporary closure of non-essential businesses in 2020. Higher average consumption by residential customers, due to work-from-home practices associated with the COVID-19 Pandemic, also contributed to the increase in electricity sales year to date.

Gas sales were relatively consistent with the comparable periods in 2020.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to the flow through of higher energy supply costs driven by higher commodity prices. An increase in gas and electricity delivery rates effective July 1, 2020, reflecting a return on increased Rate Base assets as well as the recovery of higher operating and finance expenses, also contributed to the increase in revenue year to date.

Earnings
The decrease in earnings, net of foreign exchange, for the quarter was due to the delay in Central Hudson's ongoing general rate application, which is expected to be concluded in the fourth quarter of 2021. See "Regulatory Highlights" on page 11. This reduction in earnings reflects the delay in recovery of higher costs associated with Rate Base growth and increased operating and finance expenses. The timing of operating costs also contributed to the decrease in earnings for the quarter.

The increase in earnings, net of foreign exchange, year to date was due primarily to: (i) an increase in gas and electricity delivery rates effective July 1, 2020, as discussed above; and (ii) lower operating expenses, reflecting a reduction in credit loss expense and other costs incurred related to the COVID-19 Pandemic as compared to 2020. The year-to-date increase was largely offset by the impact of the delayed general rate application, discussed above.

7	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

FORTISBC ENERGY
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Gas sales (PJ)	32	29	3	154	152	2
Revenue	220	194	26	1,123	909	214
(Loss) Earnings	(19)	(21)	2	107	101	6

Sales
The increase in gas sales for the quarter and year-to-date periods was due to higher consumption by transportation customers.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to a higher cost of natural gas recovered from customers and Rate Base growth. The normal operation of regulatory deferrals also contributed to the increase in revenue year to date.

Earnings
The increase in earnings for the quarter and year-to-date periods was due primarily to Rate Base growth.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity deliveries (GWh)	4,307	3,773	534	12,496	11,954	542
Revenue	168	155	13	488	457	31
Earnings	47	35	12	118	100	18

Deliveries
The increase in electricity deliveries for the quarter and year-to-date periods was due to higher average consumption by residential and small commercial customers due to warmer-than-normal temperatures in the third quarter of 2021 and customer additions. Higher load from industrial customers also contributed to the increase in electricity deliveries for the quarter and year-to-date periods.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of electricity delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual electricity deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings for the quarter and year-to-date periods was due to: (i) Rate Base growth and customer additions; (ii) higher revenue associated with significantly colder and warmer temperatures in the first and third quarters of 2021, respectively; and (iii) higher revenue associated with a long-term energy retailer agreement. The timing of expenditures, largely related to the reversal of income tax expense in the fourth quarter of 2020, also favourably impacted earnings for the quarter and year-to-date periods.

8	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

FORTISBC ELECTRIC
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity sales (GWh)	829	791	38	2,533	2,397	136
Revenue	107	102	5	335	307	28
Earnings	12	11	1	45	43	2

Sales
The increase in electricity sales for the quarter was due primarily to higher average consumption by commercial customers due, in part, to the impact of the COVID-19 Pandemic which resulted in tighter public health restrictions during the third quarter of 2020 as compared to the same period in 2021.

The increase in electricity sales year to date was primarily due to: (i) higher average consumption by residential customers, as a result of warmer temperatures in the second quarter of 2021 compared to the same period in 2020; and (ii) higher average consumption by commercial and industrial customers due, in part, to the COVID-19 Pandemic, as discussed above.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to: (i) higher electricity sales, partially offset by the normal operation of regulatory deferrals; and (ii) Rate Base growth. An increase in third-party contract work also contributed to the year-to-date increase.

Earnings
The increase in earnings for the quarter and year-to-date periods was due primarily to Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

OTHER ELECTRIC	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Electricity sales (GWh)	1,811	1,766	—	45	6,817	6,813	—	4
Revenue	331	311	(4)	24	1,097	1,104	(19)	12
Earnings	35	33	(1)	3	89	80	(2)	11

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to overall higher average consumption across the utilities, reflecting the continued recovery from the impacts of the COVID-19 Pandemic in 2020, including the temporary closure of non-essential businesses and lower tourism-related activities in the Caribbean. The increase year to date was partially offset by lower average consumption at Newfoundland Power in the first quarter of 2021.

Revenue
The increase in revenue, net of foreign exchange, for the quarter reflected higher sales, the flow through of overall higher energy supply costs and Rate Base growth.

The increase in revenue, net of foreign exchange, year to date was due primarily to Rate Base growth.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods primarily reflected the continued recovery of economic conditions in the Caribbean, discussed above, and Rate Base growth.

9	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

ENERGY INFRASTRUCTURE
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity sales (GWh)	55	76	(21)	134	126	8
Revenue	—	3	(3)	38	41	(3)
Earnings	(11)	—	(11)	(2)	12	(14)

Sales
The change in electricity sales for the quarter and year-to-date periods reflected variations in hydroelectric production in Belize associated with rainfall levels.

Revenue and Earnings
Revenue and earnings for the quarter decreased due to realized losses on natural gas contracts at Aitken Creek. Certain contracts were settled during the quarter in consideration of market prices for natural gas and favourable forward curves.

On a year-to-date basis, revenue and earnings decreased due to realized losses on natural gas contracts, as discussed above, as well as unrealized losses associated with mark-to-market accounting of natural gas derivatives at Aitken Creek.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

CORPORATE AND OTHER	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2021	2020	FX	Other	2021	2020	FX	Other
Net expenses	(26)	(30)	2	2	(90)	(111)	6	15

Net expenses, net of foreign exchange, for the quarter were relatively consistent with the same period in 2020. Lower operating expenses were partially offset by lower mark-to-market gains on foreign exchange contracts.

The decrease in net expenses, net of foreign exchange, year to date was primarily due to: (i) the reversal of a $13 million tax recovery in 2020, originally recognized in 2019, resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations; and (ii) lower operating expenses. The decrease was partially offset by a lower income tax recovery resulting from a higher consolidated state tax rate associated with changes in regional sales mix.

NON-U.S. GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. Adjusted Common Equity Earnings and Adjusted Basic EPS reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

10	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS:
Common Equity Earnings	295	292	3	903	878	25
Adjusting items:
Unrealized loss on mark-to-market of derivatives (1)	5	10	(5)	16	11	5
May 2020 FERC Decision (2)	—	—	—	—	(27)	27
U.S. tax reform (3)	—	—	—	—	13	(13)
Adjusted Common Equity Earnings	300	302	(2)	919	875	44
Adjusted Basic EPS ($)	0.64	0.65	(0.01)	1.96	1.88	0.08

Capital Expenditures:
Additions to property, plant and equipment	777	817	(40)	2,292	2,653	(361)
Additions to intangible assets	41	44	(3)	120	145	(25)
Adjusting item:
Wataynikaneyap Transmission Power Project (4)	17	30	(13)	143	94	49
Capital Expenditures	835	891	(56)	2,555	2,892	(337)
(1)Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $2 million and $6 million for the three and nine months ended September 30, 2021, respectively (income tax recovery of $4 million for the three and nine months ended September 30, 2020), included in the Energy Infrastructure segment
(2)Represents prior period impacts of the May 2020 FERC Decision, net of income tax expense of $11 million, included in the ITC segment
(3)Represents income tax expense resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations, included in the Corporate and Other segment
(4)Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

REGULATORY HIGHLIGHTS
ITC
Transmission Incentives: In April 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for existing RTO members that have been members longer than three years, like ITC. In June 2021, ITC filed its comments on the supplemental NOPR supporting the continuation of the ROE incentive adder for RTO members. The timeline for FERC to issue a final rule in this proceeding and the likely outcome cannot be determined at this time. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

UNS Energy
FERC Rate Case: In 2019, FERC issued an order accepting formula transmission rates proposed by TEP, including an ROE of 10.4% using a 54% equity component of capital structure, subject to refund following hearing and settlement procedures. A settlement in principle was reached in August 2021, and the procedural schedule was suspended to allow the settlement to be finalized. Until conclusion of the proceeding, formula transmission rates charged under the 2019 FERC order remain subject to refund, and as at September 30, 2021, $30 million had been recorded as a regulatory liability (December 31, 2020 - $19 million). The timeline and outcome of this proceeding remains unknown.

11	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas delivery revenue effective July 1, 2021. In August 2021, Central Hudson, along with multiple stakeholders and intervenors, filed a joint proposal with the PSC. The joint proposal provides for a three-year rate plan with retroactive application to July 1, 2021, an ROE of 9.0%, and a common equity component of capital structure of 50% declining by 1% annually to 48% in the third rate year. The proposal also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York State's climate goals. An order from the PSC is expected in the fourth quarter of 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the COVID-19 Pandemic and any associated cost recovery remains ongoing; however, the recovery of certain COVID-related costs is contemplated in the joint proposal, discussed above.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In January 2021, the BCUC announced the initiation of a GCOC proceeding including a review of the common equity component of capital structure and the allowed ROE. The proceeding is expected to continue into 2022 and the effective date of any change in the cost of capital remains unknown at this time.

FortisAlberta
GCOC Proceeding: In March 2021, the AUC concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the UCA filed an application with the AUC to review its 2022 GCOC decision, which was dismissed in August 2021. The Office of the UCA also filed an application seeking permission to appeal the decision to the Alberta Court of Appeal. The appeal was heard in September 2021 and in October 2021 the Alberta Court of Appeal dismissed the application.

2023 COS Application: The final year of FortisAlberta's second PBR term is 2022. In June 2021, the AUC issued a decision confirming the approach to be adopted by Alberta distribution utilities for the COS rebasing year in 2023. FortisAlberta is required to file its 2023 COS application in the fourth quarter of 2021.

Third PBR Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta will submit comments with respect to the design of the third PBR term in 2022 and a decision from the AUC is expected in 2023.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on AESO contributions made on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. FortisAlberta, and other utilities in Alberta, have filed applications to appeal this decision to the Alberta Court of Appeal. The decision is not expected to have a material financial impact on the Corporation.

FINANCIAL POSITION

Significant Changes between September 30, 2021 and December 31, 2020

	Increase (Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Inventories	(1)	109	Due primarily to an increase in the cost and amount of natural gas in storage.
Regulatory assets (current and long-term)	(4)	140	Due primarily to deferred taxes and the operation of rate stabilization accounts, including the impact of higher energy costs at UNS Energy.
Property, plant and equipment, net	(80)	1,322	Due to capital expenditures, partially offset by depreciation.
Short-term borrowings	—	112	Reflects the issuance of commercial paper at ITC to finance working capital and capital investment requirements.

12	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

Significant Changes between September 30, 2021 and December 31, 2020

	Increase (Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Accounts payable and other current liabilities	(4)	146	Due to higher energy costs at UNS Energy.
Regulatory liabilities (including current and long-term)	(8)	128	Reflects unrealized gains on energy contracts at UNS Energy, which are utilized to reduce exposure to changes in energy prices.
Deferred income tax liabilities	(7)	235	Due to higher temporary differences associated with ongoing capital investment.
Long-term debt (including current portion)	(57)	702	Reflects debt issuances, partially offset by debt repayments, at Corporate and the regulated utilities.
Shareholders' equity	(34)	487	Due primarily to: (i) Common Equity Earnings for the nine months ended September 30, 2021, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required by Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP, and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise periodically for acquisitions and to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than 20% of the total facilities. Approximately $4.8 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	September 30, 2021	December 31, 2020
($ millions)
Total credit facilities (1)	3,631	1,380	5,011	5,581
Credit facilities utilized:
Short-term borrowings	(244)	—	(244)	(132)
Long-term debt (including current portion)	(885)	(115)	(1,000)	(980)
Letters of credit outstanding	(70)	(70)	(140)	(130)
Credit facilities unutilized	2,432	1,195	3,627	4,339
(1)    See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

13	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
In April 2021, the Corporation's unsecured $500 million revolving one-year term committed credit facility expired and was not renewed, and in June 2021, the Corporation extended its unsecured $1.3 billion revolving term committed credit facility to July 2026.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.
As at September 30, 2021, consolidated fixed long-term debt maturities/repayments are expected to average $776 million annually over the next five years and approximately 84% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. In May 2021, the Corporation issued 7-year $500 million unsecured senior notes at 2.18% and, as at September 30, 2021, $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. The combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2021.

Fortis and its subsidiaries were in compliance with debt covenants as at September 30, 2021 and are expected to remain compliant throughout 2021.

CASH FLOW SUMMARY
Summary of Cash Flows
Periods ended September 30	Quarter			Year-to-Date
($ millions)	2021	2020	Variance	2021	2020	Variance
Cash and cash equivalents, beginning of period	599	380	219	249	370	(121)
Cash from (used in):
Operating activities	711	686	25	2,190	2,001	189
Investing activities	(845)	(900)	55	(2,503)	(2,897)	394
Financing activities	(249)	332	(581)	277	1,019	(742)
Effect of exchange rate changes on cash and cash equivalents	9	(4)	13	12	1	11
Cash and cash equivalents, end of period	225	494	(269)	225	494	(269)

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 5.

Investing Activities
The decrease in cash used in investing activities for the quarter reflects the lower U.S.-to-Canadian dollar exchange rate as well as the timing of capital expenditures compared to the same period in 2020. The decrease in cash used in investing activities year to date reflects higher capital expenditures in 2020, largely related to the Oso Grande Wind Project at UNS Energy, as well as the lower U.S.-to-Canadian dollar exchange rate. See "Performance at a Glance - Capital Expenditures" on page 5 and "Capital Plan" on page 17.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances.

14	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

Debt Financing
Long-Term Debt Issuances		Interest
Year-to-date September 30, 2021	Month	Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
ITC
Series A secured senior notes (1)	August	2.90	2051	US	75	(2)
UNS Energy
Unsecured senior notes	May	3.25	2051	US	325	(3) (4)
Central Hudson
Unsecured senior notes	March	3.29	2051	US	75	(3) (4)
FortisBC Energy
Unsecured debentures	April	2.42	2031	150		(5)
Fortis
Unsecured senior notes	May	2.18	2028	500		(3) (4) (5)
(1)    US$75 million Series B secured senior notes were priced at 3.05% with issuance expected in May 2022
(2)    Fund or refinance a portfolio of eligible green projects
(3)    General corporate purposes
(4)    Repay maturing long-term debt
(5)    Repay credit facility borrowings

In October 2021, Central Hudson issued 30-year US$55 million unsecured senior notes at 3.22%. The net proceeds are expected to be used to repay credit facility borrowings and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Common shares issued:
Cash (1)	8	6	2	52	50	2
Non-cash (2)	87	11	76	264	30	234
Total common shares issued ($)	95	17	78	316	80	236
Number of common shares issued (# millions)	1.7	0.3	1.4	6.1	1.6	4.5
Common share dividends paid:
Cash	(152)	(212)	60	(449)	(636)	187
Non-cash (3)	(86)	(10)	(76)	(262)	(28)	(234)
Total common share dividends paid ($)	(238)	(222)	(16)	(711)	(664)	(47)
Dividends paid per common share ($)	0.505	0.4775	0.0275	1.515	1.4325	0.0825
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan. The 2% discount offered on common share issuances under the DRIP was reinstated December 1, 2020
(3)    Common share dividends reinvested under the DRIP

On February 11, 2021 and July 28, 2021, Fortis declared a dividend of $0.505 per common share paid on June 1, 2021 and September 1, 2021, respectively. On September 29, 2021, Fortis declared a dividend of $0.535 per common share payable on December 1, 2021. The payment of dividends is at the discretion of the board of directors and depends on the Corporation's financial condition and other factors.

CONTRACTUAL OBLIGATIONS
There were no material changes to the contractual obligations disclosed in the 2020 Annual MD&A, except issuances of long-term debt and credit facility utilization. See "Cash Flow Summary" on page 14.

15	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2020 Annual MD&A.

CAPITAL STRUCTURE AND CREDIT RATINGS
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	September 30, 2021		December 31, 2020
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	25,369	55.0	24,581	54.8
Preference shares	1,623	3.5	1,623	3.6
Common shareholders' equity and non-controlling interests (2)	19,143	41.5	18,661	41.6
	46,135	100.0	44,865	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, net of preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at September 30, 2021 (December 31, 2020 - 3.5%)

Outstanding Share Data
As at October 28, 2021, the Corporation had issued and outstanding 472.9 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were exercised as at October 28, 2021, an additional 3.0 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at September 30, 2021	Rating	Type	Outlook
S&P	A-	Corporate	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Corporate	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In April 2021, S&P affirmed the Corporation's credit ratings and revised the ratings outlook to stable from negative, reflecting Fortis' operational and financial stability during the COVID-19 Pandemic and the expectation that this will continue. S&P also revised the ratings outlook for ITC, TEP and FortisAlberta to stable from negative.

In May 2021, DBRS Morningstar upgraded Fortis' corporate and unsecured debt credit ratings to A (low) from BBB (high). The upgrade reflects Fortis' business risk profile, improved credit metrics, financial resiliency during the COVID-19 Pandemic, and the expectation that this will continue.

In August 2021, Moody's affirmed the Corporation's credit ratings and outlook reflecting its strong business risk profile.

In September 2021, Moody's revised Central Hudson's unsecured debt credit rating to Baa1 from A3 citing projected weakness in financial metrics and the regulatory environment in New York State.

16	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
CAPITAL PLAN
Year-to-date Capital Expenditures of $2.6 billion are consistent with expectations and are on track with the Corporation's annual $3.8 billion Capital Plan. Currently, the Corporation does not expect any material change in the 2021 Capital Plan. Higher than anticipated Capital Expenditures for the year are expected to offset the impact of the lower than forecast U.S.-to-Canadian dollar exchange rate.

The Corporation does not expect the COVID-19 Pandemic to materially impact its 2021 or overall five-year Capital Plan, although certain planned expenditures may shift within the five years depending on the continued evolution of the pandemic. See "Performance at a Glance - Capital Expenditures" on page 5, "Business Risks" on page 18 and "Outlook" on page 20.

Capital Expenditures (1)
Year-to-date September 30, 2021
($ millions)
	UNS	Central	FortisBC	Fortis	FortisBC	Other	Total	Non-
ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Regulated	Regulated (2)	Total
776	514	209	317	273	92	361	2,542	13	2,555
(1)    See "Non-U.S. GAAP Financial Measures" on page 10
(2)    Energy Infrastructure segment

New Five-Year Capital Plan
The Corporation's 2022-2026 Capital Plan is targeted at $20.0 billion.

($ billions)	2022	2023	2024	2025	2026	Total (1) (2)
Five-Year Capital Plan	4.0	3.8	4.0	4.0	4.2	20.0
(1)    Capital Plan is a forward-looking non-GAAP financial measure calculated in the same manner as Capital Expenditures. See "Non-U.S. GAAP Financial Measures" on page 10
(2)    Reflects an assumed U.S.:CAD foreign exchange rate of 1.25. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $450 million over the five-year planning period

In comparison to the prior five-year plan totaling $19.6 billion, the 2022-2026 Capital Plan reflects $1.0 billion of additional capital investments at the Corporation's regulated utilities, largely reflecting customer growth, enhancements to transmission reliability and capacity, and investments in cleaner energy. This growth is tempered by $600 million associated with the lower assumed foreign exchange rate of 1.25, down from a rate of 1.32 in the Corporation's previous five-year plan.

The investments included in the Capital Plan are summarized as follows.

17	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Capital Plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 15% relating to Major Capital Projects. The composition of the Capital Plan includes 27% related to growth, 56% sustaining and 17% for other areas. Geographically, 53% of planned expenditures are expected in the U.S., including 25% at ITC, with 43% in Canada and the remaining 4% in the Caribbean.

Planned Capital Expenditures are based on detailed forecasts of energy sales, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change for many reasons, including the COVID-19 Pandemic, and cause actual expenditures to differ from forecast.

Major Capital Project Updates

Oso Grande Wind Project
In May 2021, construction of UNS Energy's 250 MW wind-powered electric generating facility was completed.

Transmission Integrity Management Capabilities Project
This FortisBC Energy project will improve gas line safety and transmission integrity, including gas line modifications and looping. In February 2021, FortisBC Energy filed a CPCN application with the BCUC for the coastal transmission system section of this project.

AMI Project
This FortisBC Energy project includes replacement of residential and small commercial meters with advanced meters and installation of bypass valves to support the safety, resiliency, and efficient operation of the gas distribution system. In May 2021, FortisBC Energy filed a CPCN application with the BCUC for this project.

BUSINESS RISKS
The Corporation's business risks remain substantially unchanged from those disclosed in its 2020 Annual MD&A. See "Key Developments" on page 1, "Regulatory Highlights" on page 11 and "Capital Structure and Credit Ratings" on page 16 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2020 Annual Financial Statements.

Critical Accounting Estimates
The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2020 Annual MD&A.

Allowance for Credit Losses
The amount of estimation and judgment involved in the Corporation's allowance for credit losses has increased as the impact of the COVID-19 Pandemic on forecast economic and other conditions continues to be monitored. In response to the pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. While the Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since the start of the pandemic in March 2020, there has been no material change in credit loss expense for the three and nine months ended September 30, 2021. Additional information on the Corporation's allowance for credit losses and credit risk is provided in Notes 5 and 13 in the Interim Financial Statements.

18	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
FINANCIAL INSTRUMENTS

LONG-TERM DEBT AND OTHER
As at September 30, 2021, the carrying value of long-term debt including the current portion, was $25.2 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $28.3 billion (December 31, 2020 - $29.1 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

DERIVATIVES
Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2020 Annual MD&A. Additional details are provided in Note 13 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
September 30, 2021	2,196	295	0.63	0.62
June 30, 2021	2,130	253	0.54	0.54
March 31, 2021	2,539	355	0.76	0.76
December 31, 2020	2,346	331	0.71	0.71
September 30, 2020	2,121	292	0.63	0.63
June 30, 2020	2,077	274	0.59	0.59
March 31, 2020	2,391	312	0.67	0.67
December 31, 2019	2,326	346	0.77	0.77

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the timing and significance of any regulatory decisions; (iv) changes in the U.S.-to-Canadian dollar exchange rate; (v) any acquisitions and dispositions; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

September 2021/September 2020
See "Performance at a Glance" on page 2.

June 2021/June 2020
Common Equity Earnings decreased by $21 million and basic EPS decreased by $0.05 due primarily to: (i) a lower U.S.-to-Canadian dollar exchange rate, resulting in a $24 million unfavourable variance; and (ii) significant one-time items totalling $14 million recognized in the second quarter of 2020. The significant items included an adjustment to ITC's base ROE partially offset by the finalization of U.S. tax reform and associated regulations.

19	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Excluding the impact of foreign exchange and the one-time items, Common Equity Earnings increased by $17 million due to: (i) Rate Base growth; (ii) higher earnings in Arizona driven by warmer weather and new customer rates at TEP, partially offset by higher operating expenses; and (iii) higher earnings in the Caribbean, reflecting the continued recovery from economic conditions experienced in 2020 associated with the COVID-19 Pandemic. This growth was partially offset by a lower income tax recovery at Corporate and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. The change in basic EPS also reflected an increase in weighted average number of common shares outstanding, largely associated with the DRIP.

March 2021/March 2020
Common Equity Earnings increased by $43 million and basic EPS increased by $0.09 due primarily to Rate Base growth, new customer rates at TEP effective January 1, 2021 and higher hydroelectric production in Belize. The impact of losses on retirement investments and foreign exchange contracts recognized in March 2020 at UNS Energy and Corporate, respectively, also favourably impacted the year-over-year change. The increase was partially offset by higher operating expenses related to planned generation maintenance at UNS Energy and unfavourable foreign exchange. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

December 2020/December 2019
Common Equity Earnings decreased by $15 million and basic EPS decreased by $0.06 due mainly to the implementation of the November 2019 FERC decision at ITC in the fourth quarter of 2019 including the reversal of prior period liabilities. This impact was partially offset by: (i) Rate Base growth; (ii) the favourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iii) higher hydroelectric production in Belize. An increase in the weighted average number of common shares outstanding, associated with the Corporation's $1.2 billion December 2019 common equity offering, also contributed to the decrease in basic EPS.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2021 and 2020.

Inter-company transactions between non-regulated and regulated entities not eliminated on consolidation include the lease of gas storage capacity and gas sales by Aitken Creek to FortisBC Energy. These transactions did not have a material impact on consolidated earnings, financial position or cash flows.

As at September 30, 2021, accounts receivable included approximately $34 million due from Belize Electricity (December 31, 2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at September 30, 2021 and December 31, 2020. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2021 and 2020.

OUTLOOK
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 Pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

Fortis is executing on the transition to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

The Corporation's $20 billion five-year Capital Plan is expected to increase midyear Rate Base from $31.2 billion in 2021 to $41.6 billion by 2026, translating into a five-year CAGR of approximately 6%. Beyond the five-year Capital Plan, Fortis continues to pursue additional energy infrastructure opportunities.

20	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in Rate Base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 Pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year Capital Plan.

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: expected timing and impact of regulatory decisions; targeted average annual dividend growth through 2025; the expectation that higher than anticipated capital expenditures in 2021 will offset the impact of the lower than forecast U.S.-to-Canadian dollar exchange rate; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2021; future expectations regarding financings and the use of funds obtained through such financings; expected future dividend payments; forecast capital expenditures for 2021 and 2022-2026; the expectation that the COVID-19 Pandemic will not impact the 2021 or five-year Capital Plan; the nature, timing, benefits and expected costs of certain capital projects including the Transmission Integrity Management Capabilities Project; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2021; forecast Rate Base and Rate Base growth for 2021 and 2026; the 2035 carbon emissions reduction target and projected asset mix; additional opportunities beyond the capital plan, including the expansion of the U.S. transmission grid to facilitate the interconnection of cleaner energy, natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia, and the Lake Erie Connector Project; and the expectation that long-term growth in Rate Base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from the COVID-19 Pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this Interim MD&A, in the 2020 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2021 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities; risks associated with climate change, physical risks and service disruption; the impact of pandemics and public health crises, including the COVID-19 Pandemic; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; and the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation.

All forward-looking information herein is given as of October 28, 2021. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

21	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2020 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2020

2020 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2020

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 10

AESO: Alberta Electric System Operator

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AMI: Advanced Metering Infrastructure

AUC: Alberta Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S.-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown on the condensed consolidated statements of cash flows in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 10

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2020) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: Cost-of-service

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rate to the prior period U.S. dollar balance

22	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
GCOC: Generic Cost of Capital

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consoli-dated interim financial statements and notes thereto for the three and nine months ended September 30, 2021

Interim MD&A: the Corporation's manage-ment discussion and analysis for the three and nine months ended September 30, 2021

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

Major Capital Project(s): projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

May 2020 FERC Decision: a FERC order issued in May 2020, on rehearing of the FERC's November 2019 decision, increasing the base ROE for ITC's MISO Subsidiaries from that determined in November 2019

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PSC: New York Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

ROE: rate of return on common equity

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UCA: Utilities Consumer Advocate

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

23	FORTIS INC.	SEPTEMBER 30, 2021 QUARTER REPORT